United States securities and exchange commission logo





                           August 16, 2021

       Timothy C. Dec
       Chief Financial Officer and Secretary
       OPGEN, INC.
       9717 Key West Avenue, Suite 100
       Rockville, MD 20850

                                                        Re: OPGEN, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed August 9,
2021
                                                            File No. 333-258646

       Dear Mr. Dec:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Peter Jaslow, Esq.